EXHIBIT 99.1

Tekmira Announces New Appointment to Board of Directors

VANCOUVER, B.C., Feb. 12, 2014 (GLOBE NEWSWIRE) -- Tekmira Pharmaceuticals Corporation (Nasdaq:TKMR) (TSX:TKM), a leading developer of RNA interference (RNAi) therapeutics, today announced the appointment of Ms. Peggy Phillips to its Board of Directors.

"Peggy's appointment and expertise is consistent with our focus on product development. We're confident that her extensive biotechnology experience, senior executive background, and considerable drug development expertise will translate to valuable contributions to our Board and company," said Dr. Mark J. Murray, Tekmira's President and CEO.

The appointment of Ms. Phillips fills the vacancy created in January 2014 when Dr. Michael Abrams resigned from the Board of Directors in order to assume his current role as Tekmira's Chief Discovery Officer. The total number of directors remains at six.

Ms. Phillips was on the Board of Immunex and served as the Chief Operating Officer from 1999 until the company was acquired by Amgen in 2002. During her sixteen-year career at Immunex, she held positions of increasing responsibility in research, development, manufacturing, sales, and marketing. As General Manager for Enbrel, she was responsible for clinical development, process development and regulatory affairs as well as the launch, sales and marketing of the product. Prior to joining Immunex, Ms. Phillips worked at Miles Laboratories for ten years. Ms. Phillips currently sits on the Board of Directors of Dynavax Technologies (Nasdaq:DVAX), a clinical stage biopharmaceutical company. Ms. Phillips holds a B.S. and a M.S. in microbiology from the University of Idaho.

About RNAi and Tekmira's LNP

RNAi therapeutics have the potential to treat a broad number of human diseases by "silencing" disease causing genes. The discoverers of RNAi, a gene silencing mechanism used by all cells, were awarded the 2006 Nobel Prize for Physiology or Medicine. RNAi therapeutics, such as "siRNAs," require delivery technology to be effective systemically. Tekmira believes its LNP technology represents the most widely adopted delivery technology for the systemic delivery of RNAi therapeutics. Tekmira's LNP platform is being utilized in multiple clinical trials by both Tekmira and its partners. Tekmira's LNP technology (formerly referred to as stable nucleic acid-lipid particles or SNALP) encapsulates siRNAs with high efficiency in uniform lipid nanoparticles that are effective in delivering RNAi therapeutics to disease sites in numerous preclinical models. Tekmira's LNP formulations are manufactured by a proprietary method which is robust, scalable and highly reproducible, and LNP-based products have been reviewed by multiple FDA divisions for use in clinical trials. LNP formulations comprise several lipid components that can be adjusted to suit the specific application.

About Tekmira

Tekmira Pharmaceuticals Corporation is a biopharmaceutical company focused on advancing novel RNAi therapeutics and providing its leading lipid nanoparticle delivery technology to pharmaceutical partners. Tekmira has been working in the field of nucleic acid delivery for over a decade and has broad intellectual property covering LNPs. Further information about Tekmira can be found at www.tekmirapharm.com. Tekmira is based in Vancouver, B.C.

Forward-Looking Statements and Information

This news release contains "forward-looking statements" or "forward-looking information" within the meaning of applicable securities laws (collectively, "forward-looking statements"). Forward-looking statements in this news release include statements about Tekmira's strategy, future operations, clinical trials, prospects, the plans of management, and RNAi (ribonucleic acid interference) product development programs.

With respect to the forward-looking statements contained in this news release, Tekmira has made numerous assumptions regarding, among other things: LNP's status as a leading RNAi delivery technology. While Tekmira considers these assumptions to be reasonable, these assumptions are inherently subject to significant business, economic, competitive, market and social uncertainties and contingencies.

Additionally, there are known and unknown risk factors which could cause Tekmira's actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements contained herein. Known risk factors include, among others: Tekmira's research and development capabilities and resources will not meet current or expected demand; the possibility that other organizations have made advancements in RNAi delivery technology that Tekmira is not aware of; difficulties or delays in the progress, timing and results of clinical trials; pre-clinical and clinical trials may be more costly or take longer to complete than anticipated; pre-clinical or clinical trials may not generate results that warrant future development of the tested drug candidate; and the possibility that Tekmira has not sufficiently budgeted for expenditures necessary to carry out planned activities.

A more complete discussion of the risks and uncertainties facing Tekmira appears in Tekmira's annual report on Form 20-F for the year ended December 31, 2012 (Annual Report), which is available at www.sedar.com or at www.sec.gov/edgar.shtml. All forward-looking statements herein are qualified in their entirety by this cautionary statement, and Tekmira disclaims any obligation to revise or update any such forward-looking statements or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, except as required by law.

CONTACT: Investors
         Jodi Regts
         Director, Investor Relations
         Phone: 604-419-3234
         Email: jregts@tekmirapharm.com

         Media
         David Ryan
         Longview Communications Inc.
         Phone: 416-649-8007
         Email: dryan@longviewcomms.ca